Exhibit 3.1

NEURONETICS, INC.

CERTIFICATE OF ELIMINATION

OF

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

Pursuant to Section 151(g) of the General Corporation Law

of the State of Delaware

Neuronetics, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Company”), does hereby certify as follows:

1. None of the authorized shares of the Series A Junior Participating Preferred Stock (as defined below) are outstanding, and none will be issued.

2. Pursuant to Section 151(g) of the General Corporation Law of the State of Delaware (the “DGCL”), the Company’s Board of Directors (the “Board”) adopted the following resolutions respecting the Company’s Series A Junior Participating Preferred Stock, which resolutions have not been amended or rescinded:

RESOLVED, that a Certificate of Elimination (the “Certificate of Elimination”), which, effective upon filing, will eliminate from the Company’s Ninth Amended and Restated Certificate of Incorporation, as amended, all matters set forth in the Company’s Certificate of Designation of Rights, Preferences and Privileges of Series A Junior Participating Preferred Stock (the “Series A Junior Participating Preferred Stock”), and will eliminate and return the 50,000 shares of preferred stock previously designated as Series A Junior Participating Preferred Stock to the status of authorized but unissued shares of preferred stock, without designation, be, and it hereby is, authorized and approved in all respects and that it be filed after the expiration of the rights issued under that certain Rights Agreement, dated April 8, 2020, between the Company and American Stock Transfer & Trust Company, LLC, as rights agent (the “Rights Agreement”); and be it further

RESOLVED, that the Company’s Chief Executive Officer, President, Chief Financial Officer, General Counsel and their respective designees (collectively, the “Authorized Officers”) be, and each of them hereby is, authorized, directed and empowered to make, execute and file, or cause to be filed, with the Secretary of State of the State of Delaware, the Certificate of Elimination; and be it further

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, directed and empowered to prepare and make any other filings or notices, including to the Securities and Exchange Commission and NASDAQ, as the Authorized Officers deem necessary, advisable or appropriate to carry out the purposes and intent, but within the limitations, of the foregoing resolutions, the execution, delivery or taking of such actions to be conclusive evidence that the same have been authorized by these resolutions.

3. In accordance with Section 151(g) of the DGCL, all matters set forth in the previously filed Certificate of Designation of Rights, Preferences and Privileges of Series A Junior Participating Preferred Stock are hereby eliminated.

IN WITNESS WHEREOF, the Company has caused this Certificate to be signed by its duly authorized officer as of April 9, 2021.

NEURONETICS, INC.

By:	/s/ W. Andrew Macan
Name:	W. Andrew Macan
Title:	Senior Vice President and General Counsel